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                               July 27, 2022

       Veronica Lah
       Partner
       Manatt, Phelps & Phillips, LLP
       2049 Century Park East
       Suite 1700
       Los Angeles, CA 90067

                                                        Re: Impac Mortgage
Holdings, Inc.
                                                            Form S-4
                                                            Filed July 15, 2022
                                                            File No. 333-266167

       Dear Ms. Lah:

              We have conducted a targeted review of your filing. Our review was limited to the matters identified in our comments below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments.
       All defined terms used here have the same meaning as in your prospectus.

       Form S-4 filed on July 15, 2022

       General

   1. You state that tendering security holders will receive cash, except if the issuance of cash would violate the Cash
Consideration Restrictions, which you state later in the offer materials is likely to
be the case. We have concerns about an offer structure in which tendering security
holders will not know the form of consideration they will receive when making their tender
decision. We note that this is not a cash/stock election offer, where tendering holders can
opt to receive one form of consideration versus another. Even where where their
ability to receive either form of offer consideration will be pro rated based on the elections
of other tendering holders, a cash/stock election offer provides some ability for
tendering holders to influence what they will receive. We have concerns that the structure of
your offer is inconsistent with your basic disclosure obligations under
 Veronica Lah
FirstName  LastNameVeronica
Manatt, Phelps & Phillips, LLPLah
Comapany
July       NameManatt, Phelps & Phillips, LLP
     27, 2022
July 27,
Page  2 2022 Page 2
FirstName LastName
         Item 4 of Schedule TO and Item 1004(a) of Regulation M-A. Please revise or advise.
         Your analysis should explain why you are including the possibility of receiving cash in the offer, when you state in the prospectus that you believe the Company will be prevented from issuing cash due to the Cash Consideration
Restrictions.
2. We note that motions for class certification are currently pending before a court and if granted, will result in an award of attorneys fees and costs. The consideration to be paid for tendered shares would be reduced by the amount of any attorneys fees and costs awarded. You state that where a motion has been filed but is not decided before the closing of the Exchange Offers, you may pay a portion of the Series B Consideration and
         Series B Remainder Consideration into an escrow account until all claims relating to the fees and costs motion have been adjudicated, at which point the amounts in escrow will be released on a pro rata basis to tendering security holders. Please provide your analysis as to how such a delay of payment for tendered shares is consistent with your prompt payment obligation under Rule 14e-1(c).
The Exchange Offers may be Terminated, Cancelled, or Delayed, page 31

3. We note the following statement that appears here and elsewhere in the prospectus: "We also reserve the right, notwithstanding the satisfaction of any conditions to the Exchange
         Offers, to terminate or amend the Exchange Offers." Reserving the right to cancel or terminate the Exchange Offers even if all offer conditions have been satisfied raises concerns that they are illusory offers in violation of the prohibition on manipulative tender offer practices in Exchange Act 14(e). Please revise.
Conditions of the Offers, page 82

4.       Refer to the following assertion in this section of the prospectus:
"The failure by us to
         exercise any of the foregoing rights will not be deemed a waiver of any such right, and each such right will be deemed a continuing right which may be asserted at any time and from time to time on or before the Expiration Date." Please revise. If an offer condition is "triggered" by events that occur on or before the Expiration Date, you must promptly advise security holders whether you will terminate the Exchange Offers, or waive the condition and proceed with them. You may not, as implied by this disclosure, wait to make that determination.
 Veronica Lah
Manatt, Phelps & Phillips, LLP
July 27, 2022
Page 3

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Michael Killoy at 202-551-7576 or Christina Chalk at 202-
551-3263.



FirstName LastNameVeronica Lah                              Sincerely,
Comapany NameManatt, Phelps & Phillips, LLP
                                                            Division of
Corporation Finance
July 27, 2022 Page 3                                        Office of Mergers &
Acquisitions
FirstName LastName